UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EnteroMedics, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

29365M208

(CUSIP number)

Donna M. Cochener

Davis Wright Tremaine

1201 Third Avenue, Suite 2200

Seattle, Washingtion 98101

(206) 757-8271

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 29365M208	Page 2 of 13 Pages

(1)	Names of reporting persons Kevin Douglas
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 255,000 (1)
(6) Shared voting power 4,052,000 (2)
(7) Sole dispositive power 255,000
(8) Shared dispositive power 5,485,000 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 5,740,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 14.8% (2)
(12)	Type of reporting person (see instructions) IN

(1)	Held by the KGD 2010 Annuity Trust VI, of which Kevin Douglas is the trustee and beneficiary, and includes currently exercisable warrants to purchase up to 127,500 shares at $2.19 per share.

(2)	Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust 990,000 shares, currently exercisable warrants to purchase up to 255,000 shares at $2.19 per share and warrants to purchase up to 87,000 shares at $1.90 per share. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 1,725,000 shares, currently exercisable warrants to purchase up to 850,000 shares at $2.19 per share and currently exercisable warrants to purchase up to 145,000 shares at $1.90 per share.

(3)	Kevin Douglas has dispositive power with respect to: 780,000 shares, currently exercisable warrants to purchase up to 340,000 shares at $2.19 per share and currently exercisable warrants to purchase up to 58,000 shares at $1.90 per share held by the Douglas Family Trust; and 127,500 shares and currently exercisable warrants to purchase up to 127,500 shares at $2.19 per share held by the MMD 2010 Annuity Trust VI, of which Michelle Douglas is trustee and beneficiary, in addition to the shares listed in footnote (2) above.

(3)	Based on 36,749,566 shares of the Issuer’s common stock outstanding as of October 31, 2011 as reported on its Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2011.

SCHEDULE 13G/A

CUSIP No. 29365M208	Page 3 of 13 Pages

(1)	Names of reporting persons Michelle Douglas
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 255,000 (1)
(6) Shared voting power 3,052,000 (2)
(7) Sole dispositive power -0-
(8) Shared dispositive power 3,307,000 (3)
(9)	Aggregate amount beneficially owned by each reporting person 3,307,000 (3)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.6% (4)
(12)	Type of reporting person (see instructions) IN

(1)	Held by the MMD 2010 Annuity Trust VI, of which Michelle Douglas is trustee and beneficiary, and includes currently exercisable warrants to purchase 127,500 shares at $2.19 per share.

(2)	Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust 990,000 shares, warrants to purchase up to 255,000 shares at $2.19 per share and warrants to purchase up to 87,000 shares at $1.90 per share. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 1,725,000 shares, warrants to purchase up to 850,000 shares at $2.19 per share and warrants to purchase up to 145,000 shares at $1.90 per share.

(3)	Includes shares and warrants held by MMD 2010 Annuity Trust VI in addition to those included in footnote (2) above.

(4)	Based on 36,749,566 shares of the Issuer’s common stock outstanding as of October 31, 2011 as reported on its Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 4, 2011.

SCHEDULE 13G/A

CUSIP No. 29365M208	Page 4 of 13 Pages

(1)	Names of reporting persons K&M Douglas Trust (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,332,000 (2)
(6) Shared voting power -0-
(7) Sole dispositive power -0-
(8) Shared dispositive power 1,332,000 (2)
(9)	Aggregate amount beneficially owned by each reporting person 1,332,000 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.6% (3)
(12)	Type of reporting person (see instructions) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.

(2)	Includes 990,000 shares, warrants to purchase up to 255,000 shares at $2.19 per share and warrants to purchase up to 87,000 shares at $1.90 per share

(3)	Based on 36,749,566 shares of the Issuer’s common stock outstanding as of October 31, 2011 as reported on its Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 4, 2011.

SCHEDULE 13G/A

CUSIP No. 29365M208	Page 5 of 13 Pages

(1)	Names of reporting persons Douglas Family Trust (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,178,000 (2)
(6) Shared voting power -0-
(7) Sole dispositive power -0-
(8) Shared dispositive power 1,178,000 (2)(3)
(9)	Aggregate amount beneficially owned by each reporting person 1,178,000 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.2% (4)
(12)	Type of reporting person (see instructions) OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.

(2)	Includes 780,000 shares, currently exercisable warrants to purchase up to 340,000 shares at $2.19 per share and currently exercisable warrants to purchase up to 58,000 shares at $1.90 per share.

(3)	Kevin Douglas has dispositive power with respect to the securities held by the Douglas Family Trust.

(4)	Based on 36,749,566 shares of the Issuer’s common stock outstanding as of October 31, 2011 as reported on its Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 4, 2011.

SCHEDULE 13G/A

CUSIP No. 29365M208	Page 6 of 13 Pages

(1)	Names of reporting persons James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,720,000 (2)
(6) Shared voting power -0-
(7) Sole dispositive power 2,720,000 (2)
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 2,720,000 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.2% (2)
(12)	Type of reporting person (see instructions) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)	Includes 1,725,000 shares, currently exercisable warrants to purchase up to 850,000 shares at $2.19 per share and currently exercisable warrants to purchase up to 145,000 shares at $1.90 per share.

(3)	Based on 36,749,566 shares of the Issuer’s common stock outstanding as of October 31, 2011 as reported on its Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 4, 2011.

SCHEDULE 13G/A

CUSIP No. 29365M208	Page 7 of 13 Pages

(1)	Names of reporting persons KGD 2010 Annuity Trust VI (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 255,000 (2)
(6) Shared voting power -0-
(7) Sole dispositive power 255,000 (2)
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 255,000 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.7% (3)
(12)	Type of reporting person (see instructions) OO

(1)	Kevin Douglas is the trustee and beneficiary.

(2)	Includes currently exercisable warrants to purchase up to 127,500 shares at $2.19 per share.

(3)	Based on 36,749,566 shares of the Issuer’s common stock outstanding as of October 31, 2011 as reported on its Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 4, 2011.

SCHEDULE 13G/A

CUSIP No. 29365M208	Page 8 of 13 Pages

(1)	Names of reporting persons MMD 2010 Annuity Trust VI (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 255,000 (2)
(6) Shared voting power -0-
(7) Sole dispositive power -0-
(8) Shared dispositive power 255,000 (2)(3)
(9)	Aggregate amount beneficially owned by each reporting person 255,000 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.7% (4)
(12)	Type of reporting person (see instructions) OO

(1)	Michelle Douglas is the trustee and beneficiary.

(2)	Includes currently exercisable warrants to purchase up to 127,500 shares at $2.19 per share.

(3)	Kevin Douglas also has dispositive power.

(3)	Based on 36,749,566 shares of the Issuer’s common stock outstanding as of October 31, 2011 as reported on its Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 4, 2011.

Page 9 of 13 Pages

Item 1.

(a)	Name of Issuer:
EnteroMedics Inc.

(b)	Address of Issuer’s Principal Executive Offices:
2800 Patton Road
St. Paul, MN 55113

Item 2.

(1)(a)	NAME OF PERSONS FILING:
Kevin Douglas
Michelle Douglas

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c)	CITIZENSHIP:
United States

(d)	TITLE OF CLASS OF SECURITIES:
Common Stock

(e)	CUSIP NUMBER:
29365M208

(2)(a)	NAME OF PERSONS FILING:
K&M Douglas Trust
Douglas Family Trust
James Douglas and Jean Douglas Irrevocable Descendants’ Trust
KGD 2010 Annuity Trust VI
MMD 2010 Annuity Trust VI

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c)	CITIZENSHIP:
California

(d)	TITLE OF CLASS OF SECURITIES:
Common Stock

(e)	CUSIP NUMBER:
29365M208

Page 10 of 13 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Page 11 of 13 Pages

Item 4.	Ownership

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	* Kevin Douglas
KEVIN DOUGLAS

Date: February 14, 2012	* Michelle Douglas
MICHELLE DOUGLAS

K&M DOUGLAS TRUST

Date: February 14, 2012	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: February 14, 2012	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

DOUGLAS FAMILY TRUST

Date: February 14, 2012	* James E. Douglas, Jr.
By: James E. Douglas, Jr.
Title: Trustee

Date: February 14, 2012	* Jean A. Douglas
By: Jean A. Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: February 14, 2012	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: February 14, 2012	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

KGD 2010 ANNUITY TRUST VI

Date: February 14, 2012	* Kevin Douglas
By: Kevin Douglas Title: Trustee

Page 13 of 13 Pages

MMD ANNUITY TRUST VI

Date: February 14, 2012	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

*By:	/s/ Eileen Davis-Wheatman
Eileen Davis-Wheatman Attorney-in-fact